UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

SAGENT PHARMACEUTICALS, INC.

(Name of Subject Company)

SHEPARD VISION, INC.

(Name of Offeror)

A Wholly-Owned Subsidiary of

NICHI-IKO PHARMACEUTICAL CO., LTD.

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

786692103

(CUSIP Number of Class of Securities)

Mr. Kenji Matsuyama

Senior Director

Nichi-Iko Pharmaceutical Co., Ltd.

5-4 Nihonbashi-Honcho 1-chome

Chuo-ku, Tokyo, Japan 103-0023

+81-3-3276-0215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Masakazu Iwakura	Toby S. Myerson
Nishimura & Asahi Otemon Tower, 1-1-2 Otemachi, Chiyoda-ku, Tokyo, 100-8124, Japan +81-3-6250-6200	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$734,695,947	$73,983.90

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 33,088,222 outstanding shares of common stock of Sagent Pharmaceuticals, Inc. (“Sagent”), par value $0.01 per share (the “Shares”), multiplied by the offer price of $21.75 per Share, (ii) 1,849,185 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $21.75 per Share, multiplied by $5.90, which is the offer price of $21.75 per Share minus the weighted average exercise price for such options of $15.85 per Share, and (iii) 189,284 restricted stock units multiplied by the offer price of $21.75 per Share. The calculation of the filing fee is based on information provided by Sagent as of July 26, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73,983.90	Filing Party: Nichi-Iko Pharmaceutical Co., Ltd. and Shepard Vision, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 1, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 1, 2016 by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a joint stock corporation organized under the laws of Japan (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Sagent Pharmaceuticals, Inc., a Delaware corporation (“Sagent”), at a price of $21.75 per Share (the “Offer Price”) net to the holder in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 3, 7 and 12 as reflected below.

Amendments to the Offer to Purchase

Item 1.	Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth under “Summary Term Sheet – Do you have the financial resources to pay for all Shares?” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Yes. The estimated total amount of funds required by Parent and Purchaser to purchase all of the outstanding Shares in the Offer and to complete the Transactions, including the payment of fees and expenses in connection with the Offer, will be approximately $750 million. We will fund such cash requirements with proceeds received from borrowings under a Japanese Yen (“JPY”) and dollar-denominated credit facility (the “Facility”) of JPY80 billion (the approximate equivalent of $798 million as of August 19, 2016) from Sumitomo Mitsui Banking Corporation (“SMBC”), the terms of which are set forth in the Loan Agreement (as defined below), and we may also use Parent’s available cash. The Facility was entered into by Parent and SMBC on August 22, 2016, pursuant to (and supersedes) a Commitment Letter (the “Commitment Letter”) that Parent had obtained from SMBC on June 23, 2016, pursuant to which SMBC committed to provide to Parent a JPY65 billion credit facility for the purposes of financing the Transactions and paying related fees and expenses. See Section 9 — “Source and Amount of Funds.

Item 3.	Identity and Background of Filing Person.

Item 3 of the Schedule TO and the disclosure under Annex A “Certain Information Regarding the Directors, Managers and Executive Officers of Parent and Purchaser” of the Offer to Purchase are hereby amended and supplemented by replacing the paragraph under the description of current and past occupations for Taizan Kawakami in Annex A of the Offer to Purchase on page A-2 with the following text:

“Mr. Kawakami has served as a senior director of the Parent, responsible for Special Assignments, for the past five years. He also serves as President of EMI, Inc., a manufacturer and integrator of foundry equipment for core making, green sand molding, no bake molding, and matchplate molding, with business address at 2-1-1 Edobori, Nishi-ku, Osaka-shi, Japan.”

Item 3 of the Schedule TO and the disclosure under Annex A “Certain Information Regarding the Directors, Managers and Executive Officers of Parent and Purchaser” of the Offer to Purchase are hereby amended and supplemented by replacing the second and third paragraphs under the description of current and past occupations for Shigeo Takagi in Annex A of the Offer to Purchase on page A-3 with the following text:

“Mr. Takagi also serves as an Outside Auditor of Seiren Co. Ltd, a fiber manufacturing company based in Fukui, Fukui Prefecture, Japan, a with business address at 1-10-1 Keya, Fukui 918-8560, Japan.

He is also an Outside Auditor at Kawada Technologies, Inc., a company whose operations are the strategic implementation and management of business activities for Kawada Group companies, with business address at 4610 Nojima, Nanto-shi, Toyama 939-1593, Japan.”

Item 7.	Source and Amount of Funds.

The Offer to Purchase and Item 7 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The section entitled “9. Source and Amount of Funds.” is amended and supplemented as follows:

The second and third paragraphs under the section entitled “9. Source and Amount of Funds.” are amended and restated in their entirety to read as follows:

On August 22, 2016, Parent, as borrower, entered into a loan agreement with SMBC, as lender (the “Loan Agreement”), pursuant to which Parent can, commencing August 24, 2016, borrow individual yen and dollar-denominated loans up to a maximum amount of JPY80 billion (the “Facility”). The Facility matures on August 24, 2017 (the “Maturity Date”), and amounts borrowed under the Facility are due and payable on that date. The amounts borrowed under the Facility will be used to pay the cash consideration in respect of the Transactions, and related fees and expenses, and to repay Sagent’s existing debt. The Facility was entered into pursuant to (and supersedes) a Commitment Letter (the “Commitment Letter”) that Parent had obtained from SMBC on June 23, 2016, pursuant to which SMBC committed to provide to Parent a JPY65 billion credit facility billion for the purposes of financing the Transactions and paying related fees and expenses.

Amounts borrowed under the Loan Agreement will bear interest at a rate equal to the applicable base rate (in the case of yen-denominated loans, subject to a floor of 0%) plus a spread (0.15% per annum in the case of yen-denominated loans and 0.60% per annum in the case of dollar-denominated loans). The interest is payable monthly in arrears.

In addition, Parent is required to pay to SMBC a commitment fee at the rate of 0.05% per annum, payable monthly until the earlier of August 24, 2017 or the End Date (as defined in the Merger Agreement).

The Loan Agreement contains certain affirmative and negative covenants. The Loan Agreement also contains certain events, upon the occurrence of which Parent’s obligations under the Loan Agreement will be accelerated (either automatically or upon notice by SMBC). Automatic events of acceleration include certain bankruptcy events relating to Parent. Events of acceleration requiring notice by SMBC (which are in some cases subject to certain exceptions, thresholds and grace periods) include, but not limited to, nonpayment of monetary obligations under the Loan Agreement, material breaches of covenants, material breaches of representations and warranties, and failure to perform obligations under other financial indebtedness.

The funding under the Loan Agreement is subject to customary condition precedents, including, without limitation:

•	submission of loan applications in accordance with the terms of the Loan Agreement;

•	the delivery of certain board minutes approving the Merger Agreement, a certified copy of the Merger Agreement and a certificate of satisfaction of conditions precedent to the loan disbursement;

•	the Offer being likely to be settled under the terms specified in the Acquisition;

•	no Merger related agreement having terminated without SMBC’s consent (such consent not to be unreasonably withheld or delayed), and no material change or revision having been made to any of the Merger-related agreements;

•	no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred;

•	Sagent’s Board not having expressed an opposing opinion recommending that Sagent’s shareholders not tender their shares in the Offer; and

•	the accuracy of certain specified representations and warranties in the Loan Agreement.

Parent may make voluntary prepayments of the amounts borrowed under the Facility only upon giving written notice to SMBC of 10 Japanese business days. The amount of prepayment shall be the amount of the then-outstanding principal amount borrowed, or a minimum of JPY100 million and integral multiples of JPY100 million (in the case of yen-denominated loans) or $1 million and integral multiples of $1 million (in the case of dollar-denominated loans). Parent is also required to pay accrued interest and break costs in relation to such prepayments.

The foregoing summaries of the Commitment Letter and the Loan Agreement do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, and the full text of the Loan Agreement, a copy of which is filed as Exhibit (b)(2) to the Schedule TO, both of which are incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(b)(2) Loan Agreement, dated as of August 22, 2016, among Parent, as borrower, and SMBC as lender*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2016

Shepard Vision, Inc.

By:	/s/ Kenji Matsuyama
Name:	KENJI MATSUYAMA
Title:	President

Nichi-Iko Pharmaceutical Co., Ltd.

By:	/s/ Yuichi Tamura
Name:	YUICHI TAMURA
Title:	President & CEO

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of August 1, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on August 1, 2016*

(a)(5)(i)	Joint Press Release issued by Parent and Sagent, dated July 11, 2016 (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(ii)	Regulatory Press Release issued by Parent, dated July 11, 2016 (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(iii)	Letter sent by CEO of Parent to employees of Sagent issued by Parent, dated July 12, 2016, (incorporated by reference to the Schedule TO-C filed by Parent on July 12, 2016)

(a)(5)(iv)	IR Presentation issued by Parent, dated July 11, 2016, (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(v)	Press Release announcing commencement of the Offer issued by Parent, dated August 1, 2016*

(a)(5)(vi)	Regulatory Press Release issued by Parent on the Tokyo Stock Exchange (English Translation), dated August 2, 2016*

(a)(5)(vii)	Press Release issued by Parent, dated August 9, 2016*

(b)(1)	Commitment Letter, dated as of June 23, 2016, among Parent and SMBC*

(b)(2)	Loan Agreement, dated as of August 22, 2016, among Parent, as borrower, and SMBC as lender

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2016, among Sagent, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K filed by Parent on July 11, 2016)

(d)(2)	Form of Tender and Support Agreement, dated as of July 10, 2016, among Parent, Purchaser and certain stockholders of Sagent*

(d)(3)	Confidentiality Agreement, dated April 30, 2016, by and between Parent and Sagent*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.